CEDAR FAIR, L.P.,

CANADA’S WONDERLAND COMPANY

and

MAGNUM MANAGEMENT CORPORATION

November 1, 2013

VIA EDGAR

Re:	Cedar Fair, L.P., Canada’s Wonderland Company and Magnum Management Corporation Registration Statement on Form S-4 Filed September 23, 2013, as amended
File No.: 333-191318

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), as amended, Cedar Fair, L.P. (“Cedar Fair”), Canada’s Wonderland Company (“Cedar Canada”), and Magnum Management Corporation (collectively with Cedar Fair and Cedar Canada, the “Issuers”) hereby request that the effective date of the above-referenced Registration Statement on Form S-4, as amended, be accelerated so that it may become effective at 10:00 a.m., Washington, D.C. time, on November 5, 2013, or as soon as possible thereafter. In this regard, the Issuers are aware of their obligations under the Securities Act.

The Issuers acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuers may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Risë Norman of Simpson Thacher & Bartlett LLP at 212-455-3080.

Very truly yours,

CEDAR FAIR, L.P.

By:	/s/ Brian C. Witherow
	Name:	Brian C. Witherow
	Title:	Executive Vice President and Chief Financial Officer

CANADA’S WONDERLAND COMPANY

By:	/s/ Brian C. Witherow
	Name:	Brian C. Witherow
	Title:	Executive Vice President and Chief Financial Officer

MAGNUM MANAGEMENT CORPORATION

By:	/s/ Brian C. Witherow
	Name:	Brian C. Witherow
	Title:	Executive Vice President and Chief Financial Officer